                     ATTACHMENT FOR CURRENT FILING OF N-SAR
                                  SUB-ITEM 77M

Immediately after the close of business on April 28, 2006, the Capital Appreciation Trust acquired the assets (subject to all of the liabilities) of the Large Cap Growth Trust in exchange for shares of the Capital Appreciation Trust. The transaction was approved by the Board of Trustees of each portfolio on February 21, 2006 and by shareholders of the Large Cap Growth Trust on April 25, 2006. The terms of the transaction are set forth in the Plan of Reorganization dated March 10, 2006 attached as SUB-ITEM 77Q1(g).